Law Department
icahn associates corp.
and affiliated companies
767 Fifth Avenue - 47th Floor
New York, New York 10153
Telephone No. (212) 702-4300
Fax No. (212) 688-1158

Mark DiPaolo, Assistant General Counsel	Direct Dial: 212-702-4361
Email: mdipaolo@sfire.com

July 12, 2012

Via EDGAR and Email

United States Securities and Exchange Commission
Division of Corporate Finance – Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: David L. Orlic, Special Counsel

Re:	Forest Laboratories, Inc. (“Forest Labs”) Preliminary Proxy Statement on Schedule 14A Filed on July 3, 2012 by Icahn Capital LP et al. File No. 001-05438

Dear Mr. Orlic:

Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn (collectively, the “Filing Persons”), is a follow up response to comment number 1 contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission received by me via email on July 9, 2012, relating to the Schedule 14A filed with the Commission by the Filing Persons on July 3, 2012.

In response to the Staff’s comment, the Filing Persons note that Mr. Ninivaggi has an indirect economic interest in Forest Labs through his ownership of options to purchase depositary units of Icahn Enterprises LP, but he does not own, beneficially or of record, any shares of capital stock of Forest Labs, directly or indirectly.

If you have any questions regarding this filing, please contact or Mark DiPaolo, Esq. at (212) 702-4361.

Very truly yours,

/s/ Mark DiPaolo
Mark DiPaolo